UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
CNFinance Holdings Limited
(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
18979T105**
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to the ordinary shares. CUSIP number 18979T105 has been assigned to the American Depositary Shares (“ADS”), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol “CNF.” Each ADS represents twenty (20) ordinary shares, par value US$0.0001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons. Paul S. Wolansky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. United States
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 18,357,000
	(6)	Shared voting power. 66,267,880 (1)
	(7)	Sole dispositive power. 18,357,000
	(8)	Shared dispositive power. 66,267,880 (1)
(9)	Aggregate amount beneficially owned by each reporting person. 66,267,880 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 4.2%
(12)	Type of reporting person (see instructions). IN
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

(1)	Names of reporting persons. S. Donald Sussman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 139,187,000 (1)
(7) Sole dispositive power. 0
(8) Shared dispositive power. 139,187,000 (1)
(9)	Aggregate amount beneficially owned by each reporting person. 139,187,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 8.9%
(12)	Type of reporting person (see instructions). IN
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

Item 1.

(a)	Name of issuer

CNFinance Holdings Limited

(b)	Address of issuer’s principal executive offices

44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City, Guangdong Province 510620
People’s Republic of China
Item 2.

(a)	Name of person filing
This Schedule 13G/A is being filed on behalf of the following:
i.	Paul S. Wolansky (“Wolansky”); and
ii.	S. Donald Sussman (“Sussman”).

Wolansky, and Sussman are collectively referred to in this Schedule 13G/A as the “Reporting Persons”.
(b)	Address or principal business office or, if none, residence
The address of the principal business office for Wolansky is: 470 West Ave., Suite 2011, Stamford, Connecticut 06902-6359, U.S.A.
The address of the principal business office for Sussman is: 888 E Las Olas Blvd, Suite 710, Fort Lauderdale, Florida 33301-2395, U.S.A.

	(c)	Citizenship
		i.	Wolansky: United States
		ii.	Sussman: United States

(d)	Title of class of securities

Ordinary share, par value US$0.0001 per share (“Ordinary Share”)

(e)	CUSIP No.

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 18979T105 has been assigned to the American Depositary Shares (“ADS”), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol “CNF.” Each ADS represents twenty (20) Ordinary Shares.

Item 3.	Statement Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c)

Not applicable.

Item 4.	Ownership
(a)-(c)
The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 1,559,576,960 Ordinary Shares outstanding as of December 31, 2023, as provided by the Issuer.

Item 5.	Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following   ☒
As reflected in the Schedule 13G filed February 14, 2023, the following entities ceased to be the beneficial owner of more than five percent of the Ordinary Shares: Cathay Capital Holdings II, L.P., Cathay Master GP, Ltd., New China Capital Management, L.P., NCCM, LLC, TAM China, LLC, Trust Cathay Management, LLC, Cathay Auto Services Limited, The Cathay Investment Fund, Limited, New China Investment Management Inc., TLF Holdings, LLC, and Emerald Asset Management, LLC.
As of the date of this Schedule 13G/A, the following Reporting Persons have ceased to be the beneficial owner of more than five percent of the Ordinary Shares: Wolansky.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons have agreed to jointly file this Schedule 13G/A in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2024

PAUL S. WOLANSKY

/s/ Paul S. Wolansky

S. DONALD SUSSMAN

/s/ S. Donald Sussman

EXHIBIT INDEX

Exhibit	Description

99.1.	Joint Filing Agreement